Exhibit 2.1
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024 the Company had the following securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.02 per share	ZGN	New York Stock Exchange
Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F for the year ended December 31, 2024.
The following is a summary of material terms of the Company’s Ordinary Shares. It includes information relating to the Ordinary Shares, the Articles of Association, the Terms and Conditions of the Special Voting Shares and applicable Dutch law in effect at the date the Company’s annual report on Form 20-F for the year ended December 31, 2024. The summaries of the Articles of Association and the Terms and Conditions of the Special Voting Shares as set forth herein are qualified in their entirety by reference to the full text of the Articles of Association and the Terms and Conditions of the Special Voting Shares.
ORDINARY SHARES
General
As of December 31, 2024 there were 252,503,479 Ordinary Shares issued and outstanding, nominal value €0.02 per share, and 154,981,350 Special Voting Shares A issued and outstanding, nominal value €0.02 per share. Our Ordinary Shares are listed and traded on the NYSE (trading symbol “ZGN”).
As of December 31, 2024, the Company’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate the Company’s loyalty voting structure, the Articles of Association provide for transitional provisions to increase the authorized share capital when the Board makes the required filings with the Dutch Trade Register. All issued Ordinary Shares and Special Voting Shares A have been fully paid up.
As of December 31, 2024, 50,201,247 Ordinary Shares were held by the Company in treasury.
All issued and outstanding Ordinary Shares and Special Voting Shares are held in registered form. No share certificates may be issued.
Issuance of Shares
The Articles of Association provide that Ordinary Shares and Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the General Meeting at the proposal of the Board, or alternatively, by the Board if so designated by the General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will be determined by a resolution of the General Meeting and relates, at the most, to all unissued shares in the Company’s authorized capital on the date on which the Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. The maximum number of shares or rights to subscribe for shares that may be issued or granted by the Board is determined at the time of designation by the General Meeting.
No resolution of the General Meeting or resolution of the Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.
The General Meeting adopted a resolution prior to the Closing pursuant to which the Board is authorized, for a period of five years from the date of the Closing, to issue Ordinary Shares and grant rights to subscribe for Ordinary Shares up to the authorized share capital from time to time.
Pre-Emptive Rights
Under Dutch law and the Articles of Association, each shareholder has a pre-emptive right in proportion to the aggregate number of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of the Company or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Special Voting Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.
The General Meeting at the proposal of the Board, or alternatively the Board if it has been designated to do so by the General Meeting, has the authority to resolve on the limitation or exclusion of pre-emptive rights upon an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares. A resolution of the General Meeting to limit or exclude pre-emptive rights or to authorize the Board to do so requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting. If half or more of the issued share capital is represented at the meeting, this resolution is adopted with a simple majority of the votes cast.
Pursuant to Dutch law, the Board may be designated as the competent body to limit or exclude pre-emption rights for a specified period of time not exceeding five years, but only if the Board has also been authorized or is simultaneously authorized to issue Ordinary Shares. If a proposal is made by the Board to the General Meeting to limit or exclude pre-emptive rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.
The General Meeting adopted a resolution prior to the Closing pursuant to which the Board is authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.
Transfer of Shares
Pursuant to Dutch law and the Articles of Association, the transfer of Ordinary Shares or Special Voting Shares (in each case, other than in book-entry form) or the creation of a right in rem on such shares requires a deed intended for that purpose and, save when the Company is a party to the deed, written acknowledgment by the Company of the transfer or the creation.

Pursuant to the Articles of Association, for as long as Ordinary Shares are listed on a regulated foreign stock exchange, the Board may resolve, in accordance with applicable Dutch law, that the preceding paragraph shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Ordinary Shares can or must be made with the consent of such stock exchange.
Pursuant to Dutch law and the Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which are registered in the Loyalty Register to participate in the Company’s loyalty voting structure are subject to transfer restrictions.
For additional information on the Special Voting Shares, see the Company’s annual report on Form 20-F for the year ended December 31, 2024 under “Item 10.B—Memorandum and Articles of Association — Loyalty Voting Program—Terms and Conditions of the Special Voting Shares”.
Dividends and Other Distributions
Pursuant to Dutch law and the Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which the Company will determine whether such distribution is permitted. The Company may make distributions to its shareholders, whether from profits or from the Company’s freely distributable reserves, only insofar as the Company’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Articles of Association.
The Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Board will first be applied to allocate and add to the dividend reserve for each class of Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to the Company’s shareholders in proportion to the nominal value of their Ordinary Shares.
Pursuant to Dutch law and the Articles of Association, the Board or the General Meeting at the proposal of the Board are allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Board must prepare an interim statement of assets and liabilities. Such interim statement shall show the Company’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) the Company’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Articles of Association. Interim distributions may be made in cash and in kind (such as in the form of Ordinary Shares).
Holders of Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company will maintain a separate dividend reserve for each class of Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Special Voting Shares (as further described in the Company’s annual report on Form 20-F for the year ended December 31, 2024 under “Item 10.B—Memorandum and Articles of Association —Loyalty Voting Structure.”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Board and a resolution of the meeting of holders of the relevant class of Special Voting Shares, and will be made exclusively to the holders of the relevant class of Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Special Voting Shares.
Distributions are payable on the day determined by the Board. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Voting Rights and Quorum at General Meetings
Each Ordinary Share and each Special Voting Share A confers the right to cast one vote, each Special Voting Share B confers the right to cast four votes and each Special Voting Share C confers the right to cast nine votes in a General Meeting. No votes may be cast at a General Meeting on shares held by the Company or its subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by the Company or any of its subsidiaries. The Company may not cast votes on shares in respect of which the Company itself or a subsidiary holds a right of usufruct or a right of pledge. Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a General Meeting. Unless Dutch law or the Articles of Association state otherwise, all resolutions adopted at the General Meeting are adopted with a simple majority of the votes cast.
No quorum requirements apply.
Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Articles of Association provide that no votes may be cast.
Election and Removal of Directors
Directors are appointed by the General Meeting on a binding nomination by the Board, provided that one Non-Executive Director is appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant General Meeting the Sponsor Group satisfies the Minimum Holding Requirement. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Board in its discretion if he or she has not previously served as Director.
The IIAC Sponsor’s right to nominate one Non-Executive Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Director replacing a Sponsor Nominee) shall resign from the Board with immediate effect at the request of the Company.
The General Meeting will at all times be allowed to overrule a binding nomination for the appointment of a Director by a simple majority of the votes cast, representing more than one-third of the Company’s issued share capital. If a majority of the votes are cast in favor of overruling the binding nomination, but that majority does not represent more than one third of the Company’s issued share capital, a new General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of the Company’s issued share capital represented by that majority.
In the event the binding nomination for the appointment of any Director other than the Sponsor Nominee is overruled, the Board is allowed to make a new binding nomination to fill the vacancy. In the event that also this binding nomination is overruled, the General Meeting shall be free to appoint a Director to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee is overruled, the IIAC Sponsor may make a new binding nomination to fill the vacancy, provided that at the time of the convocation of the relevant General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement.
Each Director is appointed for a term ending at the close of the first annual General Meeting following his or her appointment. Each Director may be reappointed.

The General Meeting may at all times suspend or dismiss a Director. Such resolution will require a majority of at least two-thirds of the votes cast, representing more than half of the Company’s issued share capital, or, if such resolution is proposed by the Board, by a simple majority of the votes cast, representing more than half of the Company’s issued share capital.
Liquidation Rights
The Company may only be dissolved by a resolution of the General Meeting at the proposal of the Board. If the Company is dissolved and liquidated, whatever remains of the Company’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Special Voting Shares will be for the benefit of the holders of Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.
No Liability to Further Capital Calls
All issued Ordinary Shares have been fully paid up.
Discriminating Provisions
There are no provisions in the Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.
Amendments to the Articles of Association
A resolution of the General Meeting to amend the Articles of Association may only be adopted by the General Meeting at the proposal of the Board, which proposal requires the affirmative vote of the Sponsor Nominee if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described in the Company’s annual report on Form 20-F for the year ended December 31, 2024 under “Item 10.B—Memorandum and Articles of Association —Affirmative Vote of the Sponsor Nominee.” A resolution regarding the amendment of the Articles of Association will require a simple majority of the votes cast.
Exchange Controls
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.
Shareholders Agreement
Concurrently with the Closing, the Company, Monterubello, Ermenegildo (Gildo) Zegna and the IIAC Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, for so long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will, and will cause their respective controlled affiliates to, exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Director if so requested in writing by the IIAC Sponsor unless the Board reasonably determined that not suspending the Sponsor Nominee would be in breach of the Board’s fiduciary duties and (b) dismissed as a Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Non-Executive Director, (ii) the Company will offer the Sponsor Nominee the opportunity to be proposed to the Board for appointment to serve on the Audit Committee and/or the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of the Company on the terms and subject to the exceptions contained in the Shareholders Agreement.
For so long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the conditions contained in the Shareholders Agreement, the Company will also (i) consult with the IIAC Sponsor and solicit and consider its views in good faith before (a) entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company or (b) determining to pay an extraordinary cash dividend, and (ii) provide access to senior representatives of the IIAC Sponsor to interact with (a) the Chief Financial Officer and Chief Operating Officer of the Company monthly and (b) the Chief Executive Officer of the Company quarterly, in each case to ask questions about the affairs of the Company, provided that, in each case, neither the Company nor its senior representatives shall be under any obligation to disclose any confidential or non-public information.
Reduction of Share Capital
The General Meeting may resolve to reduce the Company’s issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Articles of Association. A resolution to cancel shares may only relate to shares held by the Company itself or all issued shares of any class of Special Voting Shares. A resolution to cancel all issued shares of any class of Special Voting Shares will be subject to approval of the meeting of holders of such class of Special Voting Shares. Cancellation of a class of Special Voting Shares will take place without the repayment of the nominal value of the class of Special Voting Shares, which nominal value will be added to the special capital reserve.
Any reduction of the nominal value of the Ordinary Shares or a class of Special Voting Shares without repayment must be made pro rata on all such shares. Any reduction of the nominal value of the Special Voting Shares will take place without repayment.
A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast at a General Meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, such resolution is adopted with a simple majority of the votes cast.
In addition, Dutch law contains detailed provisions regarding the reduction of share capital. A resolution to reduce the issued share capital shall not take effect before a two-month creditor opposition period has lapsed.
Squeeze Out
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of the Company’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.